WF International Ltd.

No. 1110, 11th Floor, Unit 1, Building 7, No. 477

Wanxing Road Chengdu, Sichuan, China 610041

Tel: +86 (28) 86210882

VIA EDGAR

August 28, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ronald (Ron) E. Alper

Re:	WF International Ltd.
Amendment No. 3 to Registration Statement on Form F-1
Filed June 25, 2024
File No. 333-275382

Dear Mr. Alper:

WF International Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 26, 2024, regarding the Amendment No. 3 to Registration Statement on Form F-1 (the “Registration Statement”) filed to the Commission on June 25, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar Amendment No. 4 to the Registration Statement (the “Amendment No. 4”) simultaneously with the submission of this response letter.

Amendment No. 3 to Registration Statement on Form F-1 filed June 25, 2024

Recent Developments, page 14

1.

You disclose that you expect your revenues for the fiscal year ended September 30, 2024 to remain consistent with the fiscal year ended September 30, 2023. Please address the following:

●        In light of your 65% decrease in revenues for the six months ended March 31, 2024, please tell us your basis for this expectation. Your response should address, but not be limited to, actual activities subsequent to March 31, 2024 and status of the $24.1 million in contracted by not yet performed sales as of March 31, 2024. Reference is made to Item 10(b)(1) of Regulation S-K.

●        Please tell us how you determined it was unnecessary to disclose an expectation of net income (loss) and earnings (loss) per share for the fiscal year ended September 30, 2024. Reference is made to Item 10(b)(2) of Regulation S-K.

●        Please tell us how you determined your disclosure provides investors with an understanding of the basis for and limitations of your projection. Reference is made to Item 10(b)(3) of Regulation S-K.

We acknowledge the Staff’s comments and respectfully advise the Staff that we have revised the disclosures in the “Recent Development” section on pages 14-15 of Amendment No. 4. We have removed the projections-related disclosure and have updated our financial information to the latest available period end, including the unaudited condensed balance sheets as of June 30, 2024, the unaudited condensed statements of operations and comprehensive income for the nine months ended June 30, 2024, the unaudited condensed consolidated statements of changes in shareholders’ equity for the nine months ended June 30, 2024, and the unaudited consolidated statements of cash flows for the nine months ended June 30, 2024. In response to the Staff’s comment regarding the status of the amount in contracted but not yet performed sales as of March 31, 2024, we have included backlog information in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on pages 64-65 of Amendment No. 4.

2.	You disclose that your revenues for the six months ended March 31, 2024 decreased by approximately 65% as compared to revenues for the six months ended March 31, 2023. Please tell us what consideration you gave to balancing this revenue disclosure with a discussion of your expenses and/or net income for the six months ended March 31, 2024.

We respectfully advise the Staff that we have provided unaudited consolidated financial statements for each of the nine-month periods ended June 30, 2024 and 2023 in Amendment No. 4 and have included a discussion of expenses and/or net income for the nine months ended June 30, 2024, in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section starting on page 66 of Amendment No. 4.

General

3.	We note the addition of the recent developments section beginning on page 14. Please update the disclosure in the risk factor, MD&A and business sections to specifically address these recent developments, including the risks and uncertainties to the company related to the decline in the sales of new residential properties in China in 2023 and significant decrease in revenues for the six months ended March 31, 2024, material trends, and the diversification of your business and focus on industrial projects.

In response to the Staff’s comment, we have revised the disclosures in the “Risk Factor” section on pages 41-42, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 64, and the “Business” section on page 88 of Amendment No. 4.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Richard I. Anslow, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Ke Chen
Name:	Ke Chen
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP